SI  14045744 :OMMISSION 49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2014

Washington DC

SEC FILE NUMBER
8 - 45529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Halliday Financial, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__725 Glen Cove Avenue__
(No. and Street)

__Glen Head__	__New York__	__11545__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rachel Pino   _(516) 671 - 1099_
                                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Rothstein Kass__
(Name -- *if individual. state last. first. middle name*)

1350 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*



OATH OR AFFIRMATION

I, Rachel Pino _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halliday Financial, LLC _____, as of December 31, ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

MARIA D SCORES
Notary Public, State of New York
No. 01SC6259216
Qualified In Nassau County
Commission Expires April 9, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HALLIDAY FINANCIAL, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

HALLIDAY FINANCIAL, LLC

CONTENTS





Powered by Trust™

1350 Avenue of the Americas
New York, NY 10019
212.997.0500
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Halliday Financial, LLC

We have audited the accompanying statement of financial condition of Halliday Financial, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Halliday Financial, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 24, 2014

1

HALLIDAY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	946,153
Fees receivable		378,296
Investment in securities, at fair value		120,812
Due from broker		106,994
Notes receivable and other current assets		222,057
Property and equipment, net		39,810
Cash surrender value of officer's life insurance		80,937
	$	1,895,059

LIABILITY AND MEMBER'S EQUITY

Liability, Commissions payable	$	209,165
Member's equity		1,685,894
	$	1,895,059

HALLIDAY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

Nature of Business

Halliday Financial, LLC (the "Company") is a limited liability Company organized under the laws of the state of Delaware on April 11, 2013. During April 2013, the Company changed its name from HRC Investment Services, Inc., which was incorporated in the state of New York on January 11, 1993, and effectively converted from a corporation to a limited liability company. The Company is wholly-owned by Halliday Financial Group, Inc. (the "Parent"). The Company primarily provides consulting services to professors of the CUNY school system for their retirement plans.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2014. Subsequent events have been evaluated through this date.

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its fees receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2013.

Revenue Recognition

The Company recognizes revenue at the time the services are provided. Cash collected in advance of the services provided is recorded as deferred revenue.

HALLIDAY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets:

Asset	Estimated Useful Lives
Computer and office equipment	3 -5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of Lease

Long-lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated tax return with its Parent. The Parent has elected to be treated as an "S" corporation for federal and state income tax purposes, as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the stockholders of the Parent. The Parent follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

HALLIDAY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company's Parent is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

HALLIDAY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting polices in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2013.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at fair value)				
Investment in securities, mutual funds	$ 120,812	$ -	$ -	$ 120,812

HALLIDAY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENT

---

4. Notes receivable

The Company issued promissory notes to three employees in the amount of $185,000 which expire June 2015, and bear interest at a rate of 3.00% per annum. Notes receivable amounted to approximately $123,000 at December 31, 2013, and are included in notes receivable and other current assets on the accompanying statement of financial condition.

5. Property and equipment

Property and equipment consist of the following at December 31, 2013:

Computer and office equipment	$	237,642
Furniture and fixtures		168,584
Leasehold improvements		26,764
		432,990
Less: accumulated depreciation and amortization		393,180
	$	39,810

Depreciation and amortization expense amounted to approximately $15,000 for the year ended December 31, 2013.

6. Related party transactions

The Company has an Expense Sharing Agreement (the "Agreement") with related parties. Pursuant to the Agreement, the Company is reimbursed for shared monthly services and expenses which amounted to approximately $95,000 for the year ended December 31, 2013, and is included as a reduction to the respective expenses on the accompanying statement of operations.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $1,250,000, which was approximately $1,150,000 in excess of its minimum net capital required of $100,000.

HALLIDAY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENT

---

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitment

The Company leases its office facilities under operating leases expiring through March 2023.

Aggregate future minimum annual rental payments are as follows:

Year Ending December 31,

2014	$	271,000
2015		271,000
2016		271,000
2017		271,000
2018		162,000
Thereafter		361,000
	$	1,607,000

Rent expense amounted to approximately $271,000 for the year ended December 31, 2013.



Halliday Financial

www.hallidayfinancial.com

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2013
SEC File No. 8-45529

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Rachel Pino, CFO   2/26/14
Date

ALBANY   14 Corporate Woods Blvd, Albany, NY 12211   518.463.2200
COOPERSTOWN   211 Main St., Cooperstown, NY 13326   607.547.5816
LONG ISLAND   725 Glen Cove Ave, Glen Head, NY 11545   516.671.1099

Halliday Financial, LLC, *Member FINRA, SIPC*
TSA Portfolio Management, Inc., *SEC-Registered IA*
Halliday Life & Health, Inc.